UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009

Commission File Number: 001-33768

CNINSURE INC.
21/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.
By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Chief Executive Officer

Date: May 22, 2009

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
CNinsure Announces Cash Dividend
GUANGZHOU, China, May 21, 2009 — CNinsure Inc. (Nasdaq: CISG), a leading independent insurance intermediary company operating in China, today announced that its Board of Directors has declared a cash dividend of US$0.011 per ordinary share, equivalent to US$0.22 per American Depositary Share, which amounts to a total payment of US$10,037,475. The cash dividend is payable on or around July 15, 2009 to shareholders of record as of the close of business on June 26, 2009. The dividends to be paid to the ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.
Commenting on the cash dividend, CNinsure’s Chairman and Chief Executive Officer, Mr. Yinan Hu, said, “The Company has maintained strong growth momentum since its IPO in October 2007. As a result of the Company’s sound financial position and strong cash flow, the Board has decided to pay this dividend to our shareholders. Although we do not expect to declare and pay cash dividends on a regular basis in the foreseeable future, we will determine future dividend payments, if any, based on our future results of operations, cash flow and capital requirements, among other things.”
He continued, “It is our ultimate mission to generate higher earnings per share and maximize shareholder value. Despite the economic crisis, we firmly believe in the management’s ability to withstand the challenges and capitalize on investment or acquisition opportunities to achieve sustainable growth, with sufficient capital reserve in hand. Our business strategies have proved to be effective in driving our growth in the past years, and we are confident that the management will be able to continue with the successful execution of these strategies, generate more profits in the future and deliver attractive long-term returns to our shareholders.”
About CNinsure Inc.
CNinsure is a leading independent insurance intermediary company operating in China. CNinsure’s distribution and service network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

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Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of May 21, 2009, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.
For more information, please contact:
Oasis Qiu
IR Officer
Tel: +86-20-6122-2777-850
Email:qiusr@cninsure.net

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